(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 14, 2006

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christian Sandoe

RE:	Fidelity Securities Fund (the trust):
Fidelity Small Cap Opportunities Fund (the fund)
File Nos. 002-93601 and 811-04118
Post-Effective Amendment No. 71

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 71 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and July 1, 2006, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Small Cap Opportunities Fund. This filing serves to register Fidelity Small Cap Opportunities Fund as a new series of the trust. The funds may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of January 28, 2007. We request your comments by December 14, 2006.

Please contact Lillie Lucas at (617) 563-4234 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group